Entrepreneur

Name: Neil Epstein
UUID: 44262978
Background: EMMY Award winning 3D Animator (NBC Studios - Olympics Broadcasts). Recent Graduate from Florida State College of Law. Prior work experience: Johnson & Johnson Headquarters, Walt Disney Imagineering, Governor's Office - State of Florida, NBC Studios, CEO The OmniPad Company. CEO Nu-Tech Animation.
Location: Florida

Social Connections

Facebook: http://www.facebook.com/OmniPad
Twitter: http://www.twitter.com/OmniPad
LinkedIn: http://www.linkedin.com/in/neil-epstein-8bb30424/

Pitch Story

Title of your pitch: Revolving Tread Omnidirectional Treadmill for VR
Short introduction of your pitch: World's ONLY Circular Revolving Omnidirectional Treadmill for Exercise and VR
Your pitch story: With the 3D virtual universe becoming ever more popular, important and sprawling, for decades hardware developers have been striving to create devices and mechanisms that enable people to enter into and interface with these amazing new worlds. But the best that they have come up with are joysticks, interactive dancing mats and hand-held video game controllers.   Now, with the advent of the OmniPad, people will be able to literally walk or run in any direction through the virtual universe. They will be able to explore all of its many offerings simply by using natural locomotion, as if they are exploring in the real world. The number of potential applications for the OmniPad are as endless and diverse as the virtual universe, itself. The OmniPad will allow people to: • Literally run around inside of their favorite video games • Take walking tours of virtual cities, museums, proposed real estate and fantasy worlds • Exercise by jogging and running around inside 3D virtual landscapes and cities that are created in the likeness of real places, or places only conceivable by the imagination • Train for battle

scenarios that employ ground forces • Challenge one another in virtual sports stadiums and 3D running tracks • Walk through and shop in any store or mall in the world without leaving the comfort of their own living rooms • Improve their level of cardiovascular fitness while simultaneously being entertained and driven by interactive 3D environments and real-time 3D characters that interface with the OmniPad user, and learn their training habits • Become more educated by taking a walking tour inside a functioning 3D virtual human body, or a virtual ecosystem complete with 3D plants and moving animals • And the possibilities go on, and on.

Which category does your pitch belong to: Entertainment

Target Market

Target market: Exercise-Fitness Market (Digital Fitness. i.e., Peloton market), and Virtual Reality Market. The OmniPad, being better than the Peloton in that the OmniPad offers OMNIDIRECTIONAL LOCOMOTION and the adaptation of 360-degree Virtual Reality, is well-suited to capture a large portion of the Digital Fitness marketplace. The Peloton Company simply has a linear treadmill. The first Peloton was sold in 2014, and in June of 2019 they filed for a $4.15 BILLION IPO. The OmniPad is going to target a similar market as the Peloton consumer. This should signal a very important and potentially lucrative buying opportunity to OmniPad investors. We are also going to target a series of other viable large markets; such as VR gaming, high-tech rehabilitation, sports training, military and first-responder training, virtual 360-degree tourism, education, VR museums, virtual shopping malls, and others.

Production plan

Production location: United States

Production plan: Funds from this current crowdfunding round will be attributed to completion of OmniPad prototype development. All mechanical engineering for the OmniPad has been successfully completed. The OmniPad engineering staff began to order the parts, molds, and tooling required to complete the prototype. Now, the company is seeking the funds to finalize and assemble the OmniPad. Once we have a full-scale, fully functional OmniPad we will either partner with Apple, Facebook/Oculus, Google, Samsung, and/or SONY for mass-manufacturing and distribution, or we will remain an independent retailer and procure multi-million dollar funding to manufacture, market and distribute the OmniPad on our own; similar to Peloton.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME A CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAN SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFIN PERIOD OF TIME.   THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS A INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND ST AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAG WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THES REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIA THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE [WHICH THEY ARE MADE.
Will bidders have voting rights in the future: No
Has the business failed to comply with SEC reporting requirements now or in the past: No
Has anyone in the business triggered a security trading bad actor disqualification: No
Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes
Third party transactions description: Founder/CEO, Neil Epstein, owns 51% of the company with an equity ownership balance @ 12/31/18 of $51,127.
Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: The OmniPad is the next BIG STEP in the evolution of the treadmill and digital fitness. OmniPad is EXPONENTIALLY BETTER than the Peloton.

Spending Plan

Number of current employees including yourself: 5

Percentage of your raise will pay salaries: 26%

Spending plan: 30% Continued engineering and prototype development, 26% Administration/Engineering Staff, 22% OmniPad R&D Production Facility Costs, 3.5% Engineering Software, 4.5% Continued Intellectual Property Acquisition, 5% Marketing/IR, 9% fundraising costs.

Spending plan of extra investment: Continued OmniPad product development, manufacturing readiness, establishment of distribution channels, product marketing, continued Series A investor marketing. 30% Continued engineering and prototype development, 26% Administration/Engineering Staff, 22% OmniPad R&D Production Facility Costs, 3.5% Engineering Software, 4.5% Continued Intellectual Property Acquisition, 5% Marketing/IR, 9% fundraising costs.

Return Details

Return type: ownership

Raising target: $250,000

Raising cap: $480,000

Percentage ownership you plan to offer: 10.0%

When do you plan to sell or IPO your business: 2025

Existing share: No

When can bidders expect the return: January, 2021

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: The OmniPad Company, LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Florida

Company form date: 01-05-2017

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: OmniPad.com

Company address

Street: 1415 East Piedmont Drive

City: Tallahassee

State: Florida

ZIP code: 32308

Financial status

Average sales price: $2,500

Average cost per unit: $800

Yearly sales at the end of last year: $0

1st year target sales after raised date: $1,000,000

Existing investment from the founders: $51,127

Existing investment from other investors: $49,122

Owners, Officers, Directors

Name: Neil Epstein

Title: CEO

Grant Date: 12-01-2016

Has ownership: Yes

Ownership: 51%

Link to the bio or LinkedIn page for 3 years recent work experience:

omnipad.com/Success/CVs/NeilEpstein.pdf

Name: Christoper Nelson, M.B.A., Ph.D.

Title: Vice President - Operations

Grant Date: 06-21-2018

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

omnipad.com/Success/CVs/ChrisNelson.pdf

Name: David Carmein

Title: Senior Advisor, Prior Chief Engineer

Grant Date: 06-08-2017

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

omnipad.com/Success/CVs/DavidCarmein.pdf

Name: Katherine Fabris

Title: Chief Marketing Officer

Grant Date: 02-01-2019

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

omnipad.com/Success/CVs/KatFabris.pdf

Name: Hilary DeCesare

Title: Senior Marketing and Business Development Strategist

Grant Date: 01-05-2019

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

omnipad.com/Success/CVs/HilaryDeCesare.pdf

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: The OmniPad Company currently has 10,000,000 authorized membership units: 2,000,000 Class A - Voting/Non-Dilutable, 7,000,000 Class B - Voting/Diluatble, and 1,000,000 Class C - Non-voting/Dilutable. Each unit is valued at $1.07. All Class A and B units are issued to the founder and other significant shareholders. 40,515 Class C units have been issued through the prior Regulation Crowdfunding round.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $1,332

Business expenses at the end of the year before: $517,152

Short-term debt at the end of last year (due within 12 months): $57,734

Short-term debt at the end of the year before (due within 12 months): $57,735

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: Yes

Offer date, stock type, amount sold, use of money, type of exemptions: Regulation CF offering: C Class units (Non-voting/Dilutable), $53,107 raised, campaign closed on April 30, 2019. Funds were attributed to continued IP Acquisition/Maintenance, and for continued investor meetings and presentations.

Assets last year: $157,983

Assets the year before: $158,862

Cash last year: $386

Cash the year before: $359

Owed last year: $57,734

Owed the year before: $57,735

Taxes last year: $0

Taxes the year before: $0

Profit last year: -$1,332

Profit year before: -$517,152

Financial situation: Round 1 Angel funding attributed to IP acquisition, and the engineering development of the OmniPad; set up R&D Production Facility in the Silicon Valley. Presently, the company has no other sources of funding aside from this Regulation CF campaign; although we are vehemently seeking funding from private investors and angel investor networks. The OmniPad Company will continue forward regardless of the success of this current Regulation CF campaign.

Has financial statements: Yes

Last Edited: 2019-09-27 14:22:37

Desired launch period: in_a_week

CCC code: q2ziai*j

CIK code: 0001745527

Links

OmniPad.com: OmniPad.com

OmniPad "Sizzle" Video: OmniPad.com/Success/OmniPad_2MinNE.m4v